EXHIBIT 20.1



                              EARTHNETMEDIA, INC.




March 12, 2002




To All Holders of EarthNetMedia, Inc. A Warrants:


Reference is made to the A Warrants issued by EarthNetMedia, Inc. (the "Company") as part of an offering of Units made by the Company in December 2001. Each A Warrant gives its holder the right to purchase shares of the $0.001 par value common stock of the Company at a price of $1.50 per share. By their terms, the A Warrants will expire if not exercised prior to 3:30 PM Pacific Time on March 20, 2002.

The Board of Directors of the Company have agreed to extend the exercise term of the A Warrants, so that they will only expire if not exercised prior to 3:30 PM Pacific Time on April 30, 2002. All other terms and conditions of the A Warrants remain unchanged.


                                THE BOARD OF DIRECTORS
                                EARTHNETMEDIA, INC.